Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of September 30, 2024, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 53 localized websites and apps available in 31 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2024	2023	Δ Y/Y	2024	2023	Δ Y/Y
Total revenue	146.1	157.9	(7)%	366.1	393.3	(7)%
Referral Revenue	145.3	156.1	(7)%	362.7	388.0	(7)%
Return on Advertising Spend	134.1%	134.3%	(0.2) ppts	125.9%	145.9%	(20.0) ppts
Net loss	(15.4)	(182.6)	(92)%	(28.8)	(167.0)	(83)%
Adjusted EBITDA(1)	13.6	16.0	(15)%	(0.9)	46.8	n.m.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 11 to 12 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
In the third quarter, total revenue was €146.1 million, which represented a 7% decline compared to the same prior period in 2023. Despite the decline, we continued to observe positive revenue developments from branded traffic channels1 as we continue our aim towards returning to year-over-year top line growth.

We continued to see a strong response to our brand investment efforts, particularly in our Developed Europe and Rest of World reporting segments, where we observed double digit revenue growth from branded channel traffic year-over-year, and growth for the third consecutive quarter this year. In Americas, temporary unfavorable market conditions affected our Return on Advertising Spend (ROAS), which resulted in a conscious reduction in brand marketing investments this quarter. Performance marketing traffic channels2 continued to face headwinds as a result of continued advertising format changes made by Google.

Overall monetization during the quarter was softer compared to the same prior year period. We continued to observe softer levels of monetization in our Developed Europe segment. Monetization in our Americas and Rest of World reporting segments remained at healthy levels and was stable compared to the prior year period.

During the third quarter, net loss was €15.4 million and we achieved an Adjusted EBITDA3 of €13.6 million, bringing us closer to our full year outlook of breakeven Adjusted EBITDA levels. The net loss in the third quarter was primarily driven by an impairment charge of €30.0 million in connection with our annual indefinite-lived intangible asset impairment analysis. The impairment was driven by the decline in revenue observed in 2024 compared to the prior year primarily resulting from the headwinds in our performance marketing channels that have delayed our previously expected growth and continued uncertainty in respect of the overall economic environment. Share price declines observed during 2024 have also reduced our total market capitalization relative to our net assets.

Outlook
We remain optimistic that we can return to year-over-year top line growth during the fourth quarter while remaining disciplined and result-oriented with our marketing investment decisions. For the full year 2024, we expect full year Adjusted EBITDA to be close to break-even levels.

We expect the full year 2025 Adjusted EBITDA to be at levels similar to the current year as we remain committed to further investing into our brand marketing efforts. We continue to see significant opportunities to further scale our brand marketing activities, which we believe will enable us to reach a larger audience and have a long-term positive impact on overall revenues. We anticipate we will achieve year-over-year revenue growth in 2025 and double digit revenue growth in the medium-term.

1 Branded channel traffic refers to traffic to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".
2 Performance marketing channel traffic refers to traffic to our platform that is acquired for our website by purchasing certain keywords (excluding keyword combinations inclusive of the trivago brand name) from general search engines (referred to as “search engine marketing”), such as Google or Yahoo!, and through advertisements on other online marketing channels such as advertising networks, social media sites, and affiliate websites.
3 ”Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 11 to 12 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Revenue, Advertising Spend, and Return of Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the third quarter of 2024, the most significant countries by revenue in that segment were Japan, Turkey, Australia, New Zealand, and Hong Kong. We have also determined that our equity method investment in Holisto Limited has met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions such as data product offerings and subscription fees earned from advertisers for the trivago Business Studio subscriptions. These revenue streams do not represent a significant portion of our total revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Δ €	Δ %	2024	2023	Δ €	Δ % Y/Y
Americas	€51.6	€59.7	€(8.1)	(14)%	€137.6	€143.1	€(5.5)	(4)%
Developed Europe	64.2	69.5	(5.3)	(8)%	155.1	178.1	(23.0)	(13)%
Rest of World	29.4	27.0	2.4	9%	70.0	66.8	3.2	5%
Total Referral Revenue	€145.3	€156.1	€(10.8)	(7)%	€362.7	€388.0	€(25.3)	(7)%
Other revenue	0.8	1.7	(0.9)	(53)%	3.4	5.3	(1.9)	(36)%
Total revenue	€146.1	€157.9	€(11.8)	(7)%	€366.1	€393.3	€(27.2)	(7)%
Note: Some figures may not add up due to rounding.
Total revenue decreased by €11.8 million and €27.2 million during the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. For both periods, the decreases were primarily driven by lower performance marketing channel traffic volumes from increased competition and softer bidding dynamics on our platform. These were partly offset by improved booking conversion and revenue growth from branded traffic channels in response to our increased brand marketing investments.

Americas
Referral Revenue decreased by €8.1 million and €5.5 million during the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The decreases during the three and nine months ended September 30, 2024 were primarily driven by lower performance marketing channel traffic volumes, a negative foreign exchange rate impact in the third quarter due to the weakening of local currencies against the euro, particularly in Latin American countries, and lower branded channel traffic revenues particularly in the third quarter due to temporary unfavorable market conditions. These declines were partly offset by improved booking conversion in both periods. For the nine months ended September 30, 2024, the overall Referral Revenue decline was also partly offset by improved bidding dynamics on our platform and higher revenues generated from branded channel traffic sources in the first half of 2024 as a result of strong brand investments, compared to the same period in 2023.

Developed Europe
Referral Revenue decreased by €5.3 million and €23.0 million during the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The decreases were primarily driven by lower performance marketing channel traffic volumes and softer bidding dynamics on our platform. Despite the overall decreases, we observed improved booking conversion and consistently higher revenues generated from branded channel traffic sources, reaching double-digit growth in the third quarter of 2024 compared to the same period in 2023, as a result of increased brand investments.

Rest of World
Referral Revenue increased by €2.4 million and €3.2 million during the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The increases were primarily driven by higher branded channel traffic volumes resulting from our increased brand marketing investments and better booking conversion. These were partly offset by softer bidding dynamics and a negative foreign exchange rate impact due to the weakening of the Turkish Lira and Japanese Yen against the Euro in the first half of 2024, compared to the same period in 2023. While revenues generated from performance marketing channels were still lower during the nine months ended September 30, 2024 compared to the same period in 2023, we saw a year-over-year increase in the third quarter of 2024, particularly driven by traffic derived from sources other than Google.

Other Revenue
Other revenue decreased by €0.9 million and €1.9 million during the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023, mainly due to the progressive reduction of white label revenues as we discontinued the product over the course of 2023, and the discontinuation of other B2B revenue sources in mid-2024.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 36% and 38% during the three and nine months ended September 30, 2024, respectively, compared to 34% and 37% in the same periods in 2023. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 40% and 39% during the three and nine months ended September 30, 2024, respectively, compared to 46% and 43% in the same periods in 2023.

Advertising Spend
Advertising Spend is included in selling and marketing expense and consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement.

Advertising Spend by Segment (€ millions)

	Three months ended September 30,				Nine months ended September 30,
	2024	2023	Δ €	Δ %	2024	2023	Δ €	Δ % Y/Y
Americas	€40.9	€46.7	€(5.8)	(12)%	€113.8	€99.8	€14.0	14%
Developed Europe	42.5	50.1	(7.6)	(15)%	115.3	123.1	(7.8)	(6)%
Rest of World	25.0	19.5	5.5	28%	58.9	43.1	15.8	37%
Total Advertising Spend	€108.4	€116.3	€(7.9)	(7)%	€288.0	€266.0	€22.0	8%
Total Advertising Spend decreased by €7.9 million during the three months ended September 30, 2024, while it increased by €22.0 million during the nine months ended September 30, 2024, compared to the same periods in 2023.
The decrease during the three months ended September 30, 2024 was mainly driven by reduced performance marketing spend in Americas and Developed Europe due to increased competition and consciously reducing brand marketing investments in Americas as a direct response to temporary unfavorable market conditions. These were partly offset by higher brand marketing investments in Developed Europe and Rest of World, and increased performance marketing spend in Rest of World.

The increase during the nine months ended September 30, 2024 was primarily driven by higher brand marketing investments across all segments, which was partly offset by reduced performance marketing spend due to increased competition, particularly in Developed Europe.

Return on Advertising Spend (ROAS)
ROAS Contribution is the difference between Referral Revenue and Advertising Spend. ROAS is the ratio of Referral Revenue to Advertising Spend. We believe that both are indicators of the efficiency of our advertising. ROAS is our primary operating metric.

ROAS Contribution (in € millions) and ROAS (in %) by Segment

	Three months ended September 30,
	ROAS Contribution			ROAS
	2024	2023	Δ €	2024	2023	Δ ppts
Americas	€10.7	€13.0	€(2.3)	126.3%	127.8%	(1.5) ppts
Developed Europe	21.8	19.4	2.4	151.2%	138.7%	12.5 ppts
Rest of World	4.4	7.5	(3.1)	117.6%	138.3%	(20.7) ppts
Global	€36.9	€39.9	€(3.0)	134.1%	134.3%	(0.2) ppts

	Nine months ended September 30,
	ROAS Contribution			ROAS
	2024	2023	Δ €	2024	2023	Δ ppts
Americas	€23.8	€43.3	€(19.5)	120.9%	143.4%	(22.5) ppts
Developed Europe	39.8	55.0	(15.2)	134.5%	144.7%	(10.2) ppts
Rest of World	11.1	23.7	(12.6)	118.9%	154.9%	(36.0) ppts
Global	€74.7	€122.0	€(47.3)	125.9%	145.9%	(20.0) ppts

Global ROAS decreased by 0.2 ppts and 20.0 ppts during the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The decreases were mainly due to increased brand marketing efforts with the intention to increase the volume of direct traffic to our platforms. During the three months ended September 30, 2024, the decrease was partly offset by a higher ROAS in Developed Europe as a result of efficient and effective Advertising Spend that generated proportionally higher branded revenue share.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended September 30,				As a % of Revenue
	2024	2023	Δ €	Δ %	2024	2023
Cost of revenue	€2.9	€3.1	€(0.2)	(6)%	2%	2%
Selling and marketing	113.6	121.7	(8.1)	(7)%	78%	77%
Advertising Spend	108.4	116.3	(7.9)	(7)%	74%	74%
Other selling and marketing	5.2	5.4	(0.2)	(4)%	4%	3%
Technology and content	12.3	12.0	0.3	3%	8%	8%
General and administrative	6.9	9.3	(2.4)	(26)%	5%	6%
Amortization of intangible assets	—	0.0	0.0	0%	0%	0%
Impairment of intangible assets and goodwill	30.0	196.1	(166.1)	(85)%	21%	124%
Total costs and expenses	€165.7	€342.2	€(176.5)	(52)%	113%	217%

	Nine months ended September 30,				As a % of Revenue
	2024	2023	Δ €	Δ %	2024	2023
Cost of revenue	€8.6	€9.2	€(0.6)	(7)%	2%	2%
Selling and marketing	304.6	281.9	22.7	8%	83%	72%
Advertising Spend	288.0	266.0	22.0	8%	79%	68%
Other selling and marketing	16.6	15.9	0.7	4%	5%	4%
Technology and content	37.8	36.9	0.9	2%	10%	9%
General and administrative	25.0	30.1	(5.1)	(17)%	7%	8%
Amortization of intangible assets	0.0	0.1	(0.1)	(100)%	0%	0%
Impairment of intangible assets and goodwill	30.0	196.1	(166.1)	(85)%	8%	50%
Total costs and expenses	€406.0	€554.3	€(148.3)	(27)%	111%	141%

Cost of Revenue
Cost of revenue decreased by €0.2 million and €0.6 million during the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. These decreases were primarily due to a reduction of certain core cloud-related service provider costs that are closely related to revenue generation, partly offset by an increase in personnel costs due to a higher headcount compared to the same periods in 2023.

Selling and Marketing
Selling and marketing expense decreased by €8.1 million during the three months ended September 30, 2024, while it increased by €22.7 million during the nine months ended September 30, 2024, compared to the same periods in 2023. Of the total selling and marketing expenses, Advertising Spend represented 95% for both the three and nine months ended September 30, 2024. See "Advertising Spend" above for further details.

Other selling and marketing expense decreased by €0.2 million during the three months ended September 30, 2024, while it increased by €0.7 million during the nine months ended September 30, 2024, compared to the same periods in 2023. The decrease during the three months ended September 30, 2024 was primarily driven by lower marketing expenses due to the end of our long-term sponsorship agreement in June 2024 and lower expenses incurred to acquire traffic related to our products discontinued over the course of 2023, partly offset by higher television advertisement production costs. The increase during the nine months ended September 30, 2024 was primarily driven by higher television advertisement production costs and the recognition of cumulative Canadian digital services taxes in the second quarter of 2024 as legislation was passed with retroactive effect from January 1, 2022, partly offset by lower expenses incurred to acquire traffic related to our products discontinued over the course of 2023, and lower marketing expenses due to the end of the long-term sponsorship agreement mentioned above.

Technology and Content
Technology and content expense increased by €0.3 million and €0.9 million during the three and nine months ended September 30, 2024, compared to the same periods in 2023. These increases were primarily driven by higher personnel costs, partly offset by lower share-based compensation, lower content-related service provider costs and lower cloud migration-related consulting costs. The increase in personnel costs was primarily driven by lower capitalized developer salaries as certain projects finalized at the end of 2023 and increases in annual compensation costs, partly offset by lower headcount during the first half of 2024. The increase in the nine months ended September 30, 2024, was further driven by higher non-core cloud-related service provider costs, partly offset by lower rent expense due to the surrender of certain leased floors in the prior year from our 2021 operating lease amendment.

General and Administrative
General and administrative expense decreased by €2.4 million and €5.1 million during the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. As of September 30, 2024, we capitalized €0.9 million of certain professional fees incurred directly in connection with our equity investment in Holisto Limited, which closed on July 30, 2024. Additionally, there was lower share-based compensation and legal expenses during the three months ended September 30, 2024 as compared to the prior year period. The decrease during the nine months ended September 30, 2024 was primarily driven by lower personnel and recruiting costs relating to changes in the executive leadership, lower share-based compensation, and lower expected credit losses on trade receivables, compared to the same period in 2023.

Amortization of Intangible Assets
Amortization of intangible assets was €23 thousand during the nine months ended September 30, 2024, compared to €0.1 million in the same period in 2023 as we stopped amortizing an intangible asset acquired through the weekengo GmbH acquisition in the first quarter of 2024 due to its held for sale classification.

Impairment of intangible assets and goodwill
As a result of our annual impairment test performed as of September 30, 2024, we recorded an impairment charge of €30.0 million to our indefinite-lived intangible assets for the three and nine months ended September 30, 2024. The impairment was driven by the decline in revenue observed in 2024 compared to the prior year primarily resulting from the headwinds in our performance marketing channels that have delayed our previously expected growth and continued uncertainty in respect of the overall economic environment. Share price declines observed during 2024 have also reduced our total market capitalization relative to our net assets.

During the three and nine months ended September 30, 2023, the Developed Europe and Americas reporting unit goodwill balances were eliminated as a result of impairment charges of €95.5 million and €86.5 million, respectively. We also recorded an impairment charge of €14.2 million to our indefinite-lived intangible assets. The impairments were driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline during the third quarter of 2023, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment.

Income Taxes, Net Loss and Adjusted EBITDA(1) (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2024	2023	Δ €	2024	2023	Δ €
Operating loss	€(19.6)	€(184.3)	€164.7	€(40.0)	€(161.0)	€121.0
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
Interest income	0.8	1.8	(1.0)	2.7	4.1	(1.4)
Other, net	0.4	(0.1)	0.5	0.4	(0.3)	0.7
Total other income, net	€1.2	€1.7	€(0.5)	€3.1	€3.8	€(0.7)

Loss before income taxes	(18.4)	(182.6)	164.2	(36.9)	(157.2)	120.3
Expense/(benefit) for income taxes	(3.8)	(0.0)	(3.8)	(9.1)	9.6	(18.7)
Loss before equity method investments	€(14.5)	€(182.6)	€168.1	€(27.8)	€(166.8)	€139.0
Loss from equity method investments	(0.9)	(0.1)	(0.8)	(1.0)	(0.2)	(0.8)
Net loss	€(15.4)	€(182.6)	€167.2	€(28.8)	€(167.0)	€138.2

Adjusted EBITDA(1)	€13.6	€16.0	€(2.4)	€(0.9)	€46.8	€(47.7)
Note: Some figures may not add up due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 11 to 12 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Income Taxes
Income tax benefit was €3.8 million during the three months ended September 30, 2024, compared to income tax expense of €35 thousand in the same period in 2023. The total weighted-average tax rate was 34.8% during the three months ended September 30, 2024, which was mainly driven by the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended September 30, 2024 was 20.8%, compared to (2.4)% in the same period in 2023. The difference in effective tax rate during the three months ended September 30, 2024 compared to the same period in 2023 is primarily related to the goodwill impairment recognized in the prior year, which is not deductible for tax purposes, the lower amount of trademark impairment recognized in the prior year, and the difference in pre-tax profit and loss position between the two periods.

Income tax benefit was €9.1 million during the nine months ended September 30, 2024, compared to income tax expense of €9.6 million during the nine months ended September 30, 2023. Our effective tax rate for the nine months ended September 30, 2024 was 24.7%, compared to (6.1)% in the same period in 2023. The difference in effective tax rate during the nine months ended September 30, 2024 compared to the same period in 2023 is primarily related to the goodwill impairment recognized in the prior year, which is not deductible for tax purposes, the lower amount of trademark impairment recognized in the prior year, and the difference in pre-tax profit and loss position between the two periods.

The difference between the weighted average tax rate and the effective tax rate for the three and nine months ended September 30, 2024 is primarily attributable to the share-based compensation expense, which is not deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €8.6 million as of September 30, 2024. A liability for these tax benefits is presented under other long-term liabilities in the unaudited condensed consolidated financial statements.

Net Loss and Adjusted EBITDA
Net loss was €15.4 million and €28.8 million during the three and nine months ended September 30, 2024, respectively, both of which included an impairment charge of €30.0 million to our indefinite-lived intangible assets.

Adjusted EBITDA was a gain of €13.6 million and a loss of €0.9 million, during the three and nine months ended September 30, 2024, respectively. Adjusted EBITDA during the three months ended September 30, 2024 resulted mostly from higher ROAS in Developed Europe as a result of efficient and effective Advertising Spend that generated proportionally higher branded revenue share. Adjusted EBITDA loss during the nine months ended September 30, 2024, was a result of higher selling and marketing expenses as we invested into our brand marketing activities as part of our strategy shift to long-term growth, reduced traffic volumes from increased competition on performance marketing channels, and softer bidding dynamics on our platform which impacted our profitability.

Balance Sheet and Cash Flows
Total cash, cash equivalents and restricted cash were €107.9 million as of September 30, 2024, compared to €102.2 million as of December 31, 2023. The increase of €5.7 million during the nine months ended September 30, 2024, was mainly driven by €12.9 million cash provided by investing activities, partly offset by cash used in operating activities of €6.7 million and cash used in financing activities of €0.7 million.

Cash provided by investing activities during the nine months ended September 30, 2024, was primarily driven by proceeds from sales and maturities of investments of €25.2 million which also resulted in the elimination of the short-term investment balance as of September 30, 2024. This was partly offset by the

€10.2 million equity investment in Holisto Limited, including certain capitalized professional fees incurred directly in connection with the investment, and cash outflows of €2.1 million related to capital expenditures, including internal-use software and website development.

Cash used in operating activities during the nine months ended September 30, 2024, was primarily driven by the overall negative change in operating assets and liabilities of €7.7 million, partly offset by €1.0 million of net loss adjusted by non-cash items.

The negative change in operating assets and liabilities was primarily driven by an increase in accounts receivable of €25.1 million due to higher revenues in the third quarter of 2024 compared to the fourth quarter of 2023, and a decrease in income tax payables of €2.1 million. These negative changes were partly offset by an increase in accounts payable of €8.1 million, a decrease in prepaid expenses and other assets of €7.4 million, and a decrease in tax receivables of €4.2 million. Non-cash items reconciled from net loss include the intangible assets impairment charge of €30.0 million, share-based compensation of €5.8 million, and depreciation of €3.3 million, partly offset by a reduction of deferred income taxes of €9.9 million.

Cash used in financing activities during the nine months ended September 30, 2024, was primarily driven by the payments totaling €0.6 million related to withholding taxes on net share settlements of equity awards.

Notes & Definitions:

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We report Adjusted EBITDA as a supplemental measure to U.S. Generally Accepted Accounting Principles ("GAAP"). We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investment,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains and losses on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, ADS cancellation fees, significant legal settlements and court-ordered penalties.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We periodically provide an Adjusted EBITDA outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Net loss	€(15.4)	€(182.6)	€(28.8)	€(167.0)
Loss from equity method investments	(0.9)	(0.1)	(1.0)	(0.2)
Loss before equity method investments	€(14.5)	€(182.6)	€(27.8)	€(166.8)
Expense/(benefit) for income taxes	(3.8)	(0.0)	(9.1)	9.6
Loss before income taxes	€(18.4)	€(182.6)	€(36.9)	€(157.2)
Add/(less):
Interest expense	0.0	0.0	0.0	0.0
Interest income	(0.8)	(1.8)	(2.7)	(4.1)
Other, net	(0.4)	0.1	(0.4)	0.3
Operating loss	€(19.6)	€(184.3)	€(40.0)	€(161.0)
Depreciation of property and equipment and amortization of intangible assets	1.1	1.1	3.3	3.4
Impairment of intangible assets and goodwill	30.0	196.1	30.0	196.1
Share-based compensation	2.2	3.1	5.8	8.2
Adjusted EBITDA	€13.6	€16.0	€(0.9)	€46.8
Note: Some figures may not add up due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation on consumer discretionary spending;
•any further impairment of intangible assets;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine and the ongoing conflict affecting the Middle Eastern region;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.